Exhibit (a)(14)

Re-Designation of One Series of

Shares of Beneficial Interest,

Par Value $0.0001 Per Share, of

PIMCO Funds

(formerly Pacific Investment Management Institutional Trust)

RESOLVED, pursuant to Section 5.12(e) of the Declaration of Trust of PIMCO Funds (formerly the Pacific Investment Management Institutional Trust) (the “Trust”) dated February 19, 1987, as amended, the Series of shares of beneficial interest of the Trust designated as the “PIMCO Convertible Bond Fund,” by instrument dated December 16, 1999, is hereby re-designated without in any way changing the rights or privileges of the Series or its shareholders, as the “PIMCO Convertible Fund.”

IN WITNESS WHEREOF, the undersigned have executed this instrument the 22nd day of February, 2000.

/s/ Guilford C. Babcock
Guilford C. Babcock

/s/ R. Wesley Burns
R. Wesley Burns

/s/ Vern O. Curtis
Vern O. Curtis

/s/ Brent R. Harris
Brent R. Harris

/s/ Thomas P. Kemp
Thomas P. Kemp

/s/ William J. Popejoy
William J. Popejoy